Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
Cabowise International Ltd.	British Virgin Islands
Intra-Asia Entertainment Corporation	Delaware
Intra-Asia Entertainment (China) Limited	Hong Kong
Intra-Asia Entertainment (Asia-Pacific) Limited	Samoa
Oriental Intra-Asia Entertainment (China) Limited	PRC
Beijing PKU Chinafront High Technology Co., Ltd.	PRC
Beijing Tian Hao Ding Xin Science and Technology Co., Ltd.	PRC
Beijing Zhangcheng Science and Technology Co., Ltd.	PRC
Beijing Zhangcheng Culture and Media Co., Ltd.	PRC
China TranWiseway Information Technology Co., Ltd.	PRC